GOLDEN GOLIATH RESOURCES LTD.                                       TSX-V:GNG

675 West Hastings Street, #711, Vancouver, British Columbia  Canada  V6B 1N2

Telephone: 604-682-2950

e-mail: jps@goldengoliath.com

website: www.goldengoliath.com

May 28, 2012

Tia L. Jenkins

US Securities and Exchange Commission

100 F. Street North East

Washington, D.C.  20549-7010

RE: Form 20-F Annual Report Fiscal 2011

    Golden Goliath Resources Ltd.; SEC file # 000-31204

Dear Mr. Skinner:

You are being sent by US Mail: three highlighted copies of the Company’s Form 20-F Fiscal 2011 Annual Report Amendment #1, illustrating the changes, for your use.

The actual Form 20-F Annual Report Amendment #1 will be filed via EDGAR.

Below is a “response to comment” table outlining the Company’s response to each comment, cross-referenced to Form 20-F Annual Report text page numbers.

Response to SEC Letter dated 5/3/2012:

Comment  Page  Response

1

We confirm that in future filings we will provide the information required by Item 4.B.8 of Form 20-F with regard to government regulation.

2

We confirm that in future filings we will resolve the inconsistency with respect to the Code of Ethics and provide the information required by Item 16.B of Form 20-F to the extent applicable.

3

●The Company DID perform its required annual review of internal controls.  ITEM #15 language revised to clarify.

4

31

The Final Earn-In and Shareholders Agreement with a Mexican subsidiary of Agnico-Eagle Mines Limited is subject to confidentiality clauses.

5

There were no material contracts to be incorporated by reference. Two contracts were filed with the FY2008 Form 20-F Amendment in response to SEC request; but, as explained at that time, the Company does not believe that they rose to a disclosable level of materiality.

6

Will do.

Please communicate with the undersigned if there are any questions or difficulties.

Sincerely,

Stephen Pearce

Stephen Pearce

CFO